FORM 4                       U.S. Securities and Exchange Commission
[  ]  Check box if no               Washington, D.C. 20549
      longer subject to
      Section 16. Form 4
      or Form 5 obligations
      may continue.  See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


        Filed pursuant to Section 16(a) of the Securities Exchange Act of
            1934, Section 17(a) of the Public Utility Holding Company
                       Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

------------------------------------------ -----------------------------------------------------------------------------------------
1. Name and Address     2. Issuer Name and                       6. Relationship of Reporting
   of Reporting Person     Ticker or Trading Symbol                Person to Issuer (Check all applicable)

   Ronald J. Bauer         The Bauer Partnership, Inc. - BUER          X   Director         X   10% Owner
                                                                     -----                -----
                                                                       X    Officer (give       Other (Specify
                                                                     -----  title         ----- below)
                                                                            below)

                                                                                       CEO
------------------------------------------ -----------------------------------------------------------------------------------------
2 Lansdowne Row, Ste. 358      3. IRS or Social Security         4. Statement for
                                  Number of Reporting Person        (Month/Year) 10/02
                                  (Voluntary)

                                    N/A
------------------------------ --------------------------------- -------------------------------------------------------------------
                                                                 5. If Amendment, Date of
Mayfair, London WIJ 6HL                                             Original (Month/Year)

------------------------------ -----------------------------------------------------------------------------------------------------

England                        Table I - Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of     2. Transaction   3. Transaction    4. Securities Acquired (A)   5. Amount of      6. Ownership     7. Nature of
   Security        Date             Code              or Disposed of (D)           Securities        Form:            Indirect
  (Instruction 3)                                                                  Beneficially      Direct (D)       Beneficial
                  (Month/Day/    (Instruction 8)   (Instructions 3, 4 and 5)       Owned at          or Indirect      Ownership
                   Year)                                                           End of            (I)             (Instruction 4)
                                                                                   Month            (Instruction 4)
                                                                                  (Instructions
                                                                                   3 and 4)
                                 Code      V        Amount    (A)    Price
                                                               or
                                                              (D)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Beneficial
Common Stock      3-02            I               1,066,667    A     $320,000     18,331,200         I             Owner of
                                                                                                                   Fleming Financial
------------------------------------------------------------------------------------------------------------------------------------
Common Stock      6-02            I               800          D     $640         19,397,867
------------------------------------------------------------------------------------------------------------------------------------
Common Stock     10-02            I               1,000,000    A     $50,000      19,398,667         I             Beneficial Owner
                                                                                                                   of Fleming
                                                                                                                   Financial
------------------------------------------------------------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly. (Over)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities.)

--------------- ------------- ---------- ------------ --------------- -------------- ------------------ ---------- -----------

1. Title of     2. Conver-    3. Trans-  4. Trans-   5. Number of    6. Date        7. Title and       8. Price   9. Number
   Derivative      sion or       action     action      Derivative      Exercis-       Amount of          of         of
   Security        exercise      Date       Code        Securities      able           Underlying         Der-       Deriva-
  (Instruction     Price of     (Month/    (Instruc-    Acquired        and            Securities         iva-       tive
   3)              Deriva-       Day/       tion 8)     (A) or          Expira-       (Instructions       tive       Securi-
                   tive          Year)                  Disposed        tion           3 and 4)           Secur-     ties
                   Security                             of (D)          Date                              ity        Benefi-
                                                       (Instructions   (Month/                           (Ins-       cially
                                                        3 and 4)        Day/                              truc-      Owned
                                                                        Year)                             tion 5)    at End
                                                                                                                     of
                                                                                                                     Month
                                                                                                                    (Instruc-
                                                                                                                     tion 4)
--------------- ------------- ---------- ------ ----- -------- ------ -------- ----- --------- -------- ---------- -----------

                                           T      V     (A)      (D)   Date    Exp-  Title     Amount
                                                                       Exer-   ira-            or Num-
                                                                       cisa-   tion            ber of
                                                                       ble     Date            Shares
--------------- ------------- ---------- ------ ----- -------- ------ -------- ----- --------- -------- ---------- -----------

--------------- ------------- ---------- ------ ----- -------- ------ -------- ----- --------- -------- ---------- -----------

--------------- ------------- ---------- ------ ----- -------- ------ -------- ----- --------- -------- ---------- -----------


10.Own-     11. Nature
   ership       of
   Form         In-
   of           direct
   Deriva-      Benefi-
   tive         cial
   Secur-       Owner-
   ity:         ship
   Direct      (Ins-
   (D) or       truc-
   Indirect     tion 4)
   (I)
  (Instruc-
   tion 4)
 ----------- -------------





 ----------- -------------

 ----------- -------------

 ----------- -------------

Explanation of Responses:


                                       /s/ Ronald J. Bauer           11-04-02
                                       -----------------------      -----------
                                      **Signature of
                                       Reporting Person                Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C.

1001 and 15 U.S.C. 78ff(a).